UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
March 3, 2005


via U.S. mail	via facsimile

Matt Wayrynen					Matt Wayrynen
Chief Executive Officer and				Chief Executive
Officer
and
Principal Financial Officer				Principal Financial
Officer
Coral Gold Corp.					(604) 682-3600
455 Granville Street, Suite 400
Vancouver, British Columbia  V6C 1T1
Canada

Re:	Coral Gold Corp.
      Form 20-F filed August 16, 2004
	File No. 0-15688

Dear Mr. Wayrynen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F/A filed February 24, 2005

Accounting Comments

	Explanatory Note

1. Expand this disclosure to include the reasons why you are filing an amended Form 20-F. As currently phrased, investors may believe that you filed the amendment primarily or only to reflect the name change.

      Financial Statements

2. We note your responses to prior comments 7 and 9 and are unable to agree with your conclusions. Please refer to Industry Guide 7, paragraph (a)(4)(i), which states that the exploration stage "includes all issuers engaged in the search for mineral deposits (reserves) which are not in either the development or production stage." Also refer to the requirements of FAS 7 for U.S. GAAP, which requires that companies that have not had significant revenue provide cumulative revenues and expenses from inception. We reissue prior comments 7 and 9 in their entirety.

3. We note your response to prior comment 8. It appears that you should estimate the fair value of your reclamation liability based on the best information available to you and revise your financial statements to recognize this liability in the period when that information became available. We note that you have been able to determine that your $406,000 bond will be sufficient to cover these expenses. We reissue prior comment 8. Refer to CICA 3110 for Canadian GAAP and FAS 143 for U.S. GAAP.

4. We note your response to prior comment 11. Please send to us a schedule of your equipment and amortization for the years presented in your filing. We note that you had equipment valued at $3,419 at the end of 2003. Thus, it does not appear that most of these assets were purchased at the end of 2004, as you indicate in your response.

5. We note your response to prior comment 12. It appears that the assets that you are capitalizing for U.S. GAAP purposes would likely be insupportable under FAS 144 prior to determining the existence of a commercially minable deposit. As such, it appears that they should have been expensed when incurred. Please amend your filing to correct your U.S. GAAP reconciliations.


Engineering Comments

General

6. We note on page 17 your disclosure that Mr. McCusker prepared a technical report for the Robertson property, and as such is considered an expert under SEC rules. Supplementally provide a written consent from any experts whose name you cite and whose work you incorporate into your document. These consents should concur with the summary of the report contained in the document and agree to being named as an expert.

7. In the middle of page 41, you use the term "ore bodies." Under Industry Guide 7, the term "ore body" is treated to mean the same as the term "reserve." Please remove the term "ore body" from this section as it is currently used.


      Please respond to this comment within 10 business days or tell us when you will provide us with a response. In your correspondence, please provide any requested supplemental information. Please file your correspondence on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Sandy Eisen at 202-942-1805 or Kimberly Calder at 202-942-1879 if you have questions regarding comments on the financial statements and related matters. Please contact Roger Baer at 202-942-2965 regarding engineering comments. Please contact me at
202-942-1870 with any other questions.


Sincerely,


H. Roger Schwall
Assistant Director

cc:	Sandy Eisen
	Kimberly Calder
	Roger Baer

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Coral Gold Corp.
March 3, 2005
page 3